Exhibit 3.1

HOTH THERAPEUTICS, INC.

CERTIFICATE OF DESIGNATION
OF
SERIES B PREFERRED STOCK

The following recital and resolution was duly adopted by the board of directors (the “Board of Directors”) of Hoth Therapeutics, Inc., a Nevada corporation (the “Corporation”), in accordance with the provisions of Nevada Revised Statutes (“NRS”) 78.1955:

WHEREAS, the articles of incorporation of the Corporation (as amended, the “Articles of Incorporation”), authorizes the issuance of up to 10,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”), issuable from time to time in one or more series, and further provides that the Board of Directors is expressly authorized to fix the number of shares of any series of Preferred Stock, to determine the designation of any such shares, and to determine the rights (including, but not limited to, voting rights), preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock.

NOW, THEREFORE, BE IT RESOLVED, that, pursuant to authority conferred upon the Board of Directors by the Articles of Incorporation, (i) a series of Preferred Stock be, and hereby is, authorized and established by the Board of Directors and is hereby designated as “Series B Preferred Stock”, (ii) the Board of Directors hereby authorizes 2,000,000 shares of Series B Preferred Stock for issuance and (iii) the Board of Directors hereby fixes the voting powers, designations, preferences, limitations, restrictions and relative rights of such shares of Preferred Stock, in addition to any provisions set forth in the Articles of Incorporation that are applicable to all series of the Preferred Stock, as set forth in this certificate of designation (the “Certificate of Designation”).

1. Designation, Amount and Par Value. The series of Preferred Stock created hereby shall be designated as the Series B Preferred Stock (the “Series B Preferred Stock”), and the number of shares so designated shall be 2,000,000. The shares of Series B Preferred Stock shall have a par value of $0.0001 per share and will be uncertificated and represented in book-entry form.

2. Dividends and Other Distributions. The holder of Series B Preferred Stock, as such, shall not be entitled to receive dividends or other distributions of any kind.

3. Voting Rights. Except as otherwise mandated by applicable law, the holders of the shares of Series B Preferred Stock shall have only the following voting rights:

3.1	The outstanding shares of Series B Preferred Stock shall have ten (10) votes per share, and shall vote together with the outstanding shares of the Corporation’s common stock, par value $0.0001 per share (the “Common Stock”), as a single class exclusively with respect to the Authorized Stock Increase (as defined herein) and shall not be entitled to vote on any other matter. For the avoidance of doubt, no holders of the outstanding shares of Series B Preferred Stock, as such, shall have any right to vote on any other matter as to which any holder of the Corporation’s capital stock would be entitled to vote and any such right that would be provided or available under the NRS (including, without limitation, any right of the holder(s) of the Series B Preferred Stock to vote as a separate class or series on any matter, including, without limitation, the Authorized Stock Increase, regardless of whether such right arises pursuant to NRS 78.2055, 78.207 and 78.390 or otherwise), is hereby specifically denied. As used herein, the term “Authorized Stock Increase” means any proposal to increase the number of shares of Common Stock that the Corporation is authorized to issue, together with any ancillary or administrative matters necessary or advisable in connection with the implementation of such increase.

3.2	The shares of Series B Preferred Stock shall be voted, without action by the holder, on the Authorized Stock Increase in the same proportion as shares of Common Stock are voted (excluding any shares of Common Stock that are not voted) on the Authorized Stock Increase.

4. Rank; Liquidation. The Series B Preferred Stock shall have no rights as to any distribution of assets of the Corporation for any reason, including upon a liquidation, bankruptcy, reorganization, merger, acquisition, sale, dissolution or winding up of the Corporation, whether voluntarily or involuntarily.

5. Transfer. The Series B Preferred Stock may not be Transferred (as defined herein) at any time prior to shareholder approval of the Authorized Stock Increase without the prior written consent of the Corporation, which consent must be approved in advance by a duly adopted resolution of the Board of Directors. “Transferred” means, directly or indirectly, whether by merger, consolidation, share exchange, division, or otherwise, the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of the shares of Series B Preferred Stock (or any right, title or interest thereto or therein) or any agreement, arrangement or understanding (whether or not in writing) to take any of the foregoing actions.

6. Redemption.

6.1	The outstanding shares of Series B Preferred Stock shall be redeemed in whole, but not in part (i) if such redemption is ordered by the Board of Directors in its sole discretion, automatically and effective at any date and time specified by the Board of Directors in its sole discretion, or (ii) automatically and effective immediately after the effectiveness of the Authorized Stock Increase (any such redemption pursuant to this Section 6.1, the “Redemption”). As used herein, the “Redemption Time” shall mean the effective time of the Redemption.

6.2	The consideration payable for the outstanding shares of Series B Preferred Stock redeemed in the Redemption shall be an amount equal to $10 in cash (the “Redemption Price”), payable at the Redemption Time.

6.3	From and after the time at which the shares of Series B Preferred Stock is called for Redemption (whether automatically or otherwise) in accordance with Section 6.1, such shares of Series B Preferred Stock shall cease to be outstanding, and the only right of the former holder of such shares of Series B Preferred Stock, as such, will be to receive the applicable Redemption Price. The shares of Series B Preferred Stock redeemed by the Corporation pursuant to this Certificate of Designation shall be automatically retired and restored to the status of an authorized but unissued share of Preferred Stock, effective immediately after such Redemption. Notice of a meeting of the Corporation’s shareholders for the submission to such shareholders of any proposal to approve the Authorized Stock Increase shall constitute notice of the Redemption of the shares of Series B Preferred Stock and result in the automatic Redemption of the shares of Series B Preferred Stock at the Redemption Time pursuant to Section 6.1 hereof. In connection with the filing of this Certificate of Designation, the Corporation has set apart funds for payment for the Redemption of the shares of Series B Preferred Stock and shall continue to keep such funds apart for such payment through the payment of the price for the Redemption of such share.

7. Severability. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, then such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof.

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